Enerflex Ltd. Announces ELECTION OF DIRECTORS

NEWS RELEASE

CALGARY, Alberta, May 06, 2026 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) ("Enerflex" or the "Company"), announces that at its Annual and Special Meeting of Shareholders (the "Meeting") held virtually on May 6, 2026, Enerflex’s shareholders approved the election of all 10 nominee directors presented in the Company’s Management Information Circular dated March 20, 2026. The shares represented at the Meeting voting on individual nominee directors were as follows:

	Approval		Against
Director	Votes For	Percentage	Votes Against	Percentage
Fernando R. Assing	86,602,468	97.65%	2,088,077	2.35%
Benjamin Cherniavsky	86,622,946	97.67%	2,067,599	2.33%
Joanne Cox	86,155,032	97.14%	2,535,513	2.86%
Céline B. Gerson	86,706,678	97.76%	1,983,867	2.24%
James C. Gouin	88,278,871	99.54%	411,674	0.46%
Mona Hale	86,475,109	97.50%	2,215,436	2.50%
Paul Mahoney	88,451,140	99.73%	239,405	0.27%
Kevin J. Reinhart	86,516,043	97.55%	2,174,502	2.45%
Thomas B. Tyree, Jr.	86,003,820	96.97%	2,686,725	3.03%
Juan Carlos Villegas	86,375,516	97.39%	2,315,029	2.61%

Final voting results on all matters voted on at the Meeting held earlier today will be filed with the Canadian and U.S. securities regulators.

ABOUT ENERFLEX

Enerflex is a leading provider of modular natural gas, power technology and treated water solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With approximately 4,400 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world’s energy needs.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, please contact the Company by email to chair@enerflex.com or ir@enerflex.com.